

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 12, 2018

<u>Via E-mail</u>
Douglas C. Holsted
Chief Financial Officer
Royal Energy Resources, Inc.
56 Broad Street, Suite 2
Charleston, SC 29401

> **Re: Royal Energy Resources, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2016
> Filed April 3, 2017
> File No. 000-52547**

Dear Mr. Holsted:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining